No Act

P.E. 1/28/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





March 24, 2014

Christopher M. Reitz
Caterpillar Inc.
reitz_christopher_m@cat.com

Re: Caterpillar Inc.
Incoming letter dated January 28, 2014

Dear Mr. Reitz:

This is in response to your letters dated January 28, 2014 and February 10, 2014 concerning the shareholder proposal submitted to Caterpillar by Myra K. Young. We also have received letters from the proponent dated February 4, 2014 and February 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Myra K. Young
*** FISMA & OMB Memorandum M-07-16 ***

March 24, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated January 28, 2014

The proposal requests that the board of directors hold a competition for giving public advice on the voting items in the proxy filing for Caterpillar's 2015 annual shareholders meeting in the manner described in the proposal.

There appears to be some basis for your view that Caterpillar may exclude the proposal under rule 14a-8(i)(8). Accordingly, we will not recommend enforcement action to the Commission if Caterpillar omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

VIA EMAIL

February 13, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email address: **shareholderproposals@sec.gov**

Re: Shareowner Proposal of Myra K. Young to Caterpillar Inc.

Dear Sir/Madam:

I am writing in response to the February 10, 2014 letter (the "February 10 Caterpillar Letter") submitted to the Commission by Mr. Christopher M. Reitz on behalf of Caterpillar Inc. ("Caterpillar" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2014 annual meeting, a shareowner proposal (the "Proposal") submitted to Caterpillar by me, Myra K. Young. The Proposal requests the Caterpillar Board to hold a competition (the "Competition") for giving advice on the voting items in the 2015 Caterpillar proxy and suggests conditions.

I believe the arguments given in my previous letter (dated February 3, 2014) are sufficient to show why the Proposal may not be properly omitted from the 2014 Caterpillar proxy. However, I will add the following point in response to the February 10 Caterpillar Letter.

Regarding Rule 14a-2(b)(3): The February 10 Caterpillar Letter argues that because "[t]he Company does not have or need a proxy advisor", the fact that the Company would receive the advice would not mean that the Company is a "recipient of the advice" in the context of Rule 14a-2(b)(3). Note that Rule 14a-2(b)(3) does ***not*** limit its filing exceptions to cases where the "advisor receives no special commission or remuneration for furnishing the proxy voting advice from any person other than a recipient of the advice ***who needs an advisor*** and other persons who receive similar advice..." That emphasized phrase "who needs an advisor" is absent from Rule 14a-2(b)(3). Thus the exception applies regardless of whether the Company needs an advisor. What matters is that the Company receives the advice. So the Proposal is not contrary to proxy rules, and this purported basis for exclusion is unfounded.

Conclusion

Based on the foregoing, I respectfully request that the Commission staff not concur with the views expressed in the January 10 Caterpillar Letter, and in the January 28, 2014 letter from Mr. Reitz on this matter, regarding exclusion of the Proposal from the 2014 Caterpillar proxy statement. Please feel free to contact me at OMB Memorandum with any questions, and direct responses to me via email to
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Myra K. Young

cc: Caterpillar Inc. via email: reitz_christopher_m@cat.com



Caterpillar Inc.
Corporate Secretary
100 NE Adams Street
AB Building
Peoria, IL 61629-6490
309-494-6632 – phone
309-494-1467 – fax
reitz_christopher_m@cat.com

1934 Act/Rule 14a-8

February 10, 2014

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Caterpillar Inc. – Shareholder Proposal submitted by Myra K. Young

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from Myra K. Young (the "Proponent"), dated February 4, 2014, concerning a shareholder proposal (the "Proposal") previously submitted by the Proponent.

In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter is being submitted via e-mail. It addresses the issues raised by the Proponent in the February 4 letter and should be read in conjunction with the Company's original January 28, 2014 letter requesting no-action relief (the "Original Submission"). A copy of this letter will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

Analysis

The Company continues to stand by the arguments made in the Original Submission and believes that the Proposal may be excluded pursuant to Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(8)(v). It wishes to respond briefly, however, to a limited number of points made by the Proponent in her February 4 letter. The Proposal requests, among other things, that the Company "hold a competition for giving public advice on the voting items in the proxy filing for the Caterpillar 2015 annual shareowners meeting." In her February 4 letter, the Proponent, among other things, makes two arguments about the proxy rules, both of which are mistaken and merit a response.

First, the Proponent appears to argue that by offering the "opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to" each contestant in the competition, the Company would avoid running afoul of Rule 14a-4(b)(1). This is mistaken. Even if the Company were to include check-boxes for approval, disapproval and abstention next to each contestant's name, the competition would still require that multiple choices (i.e., contestants) be included for voting on the single matter of which contestants should win the competition's prizes. As argued in the Original Submission, this is very much akin to voting in director elections. In SEC Release No. 3463768 (Jan. 25, 2011), which discussed the then-new carve-out from Rule 14a-4 for "frequency" votes, the Staff was clear that, absent amendments to Rule 14a-4 providing for an exception to the general rule, proxies cannot provide multiple choices on a voting matter. There are express exceptions for director elections and frequency votes; there is no such exception for cash prize competitions to determine proxy advisors. Furthermore, the logic behind the Proponent's approach would completely gut Rule 14a-4(b)(1) and allow companies to make an end run around the rule by simply turning any matter that would otherwise offer multiple choices into a series of individual voting items, each with check-boxes for approval, disapproval and abstention.

Second, the Proponent argues that the proposed competition would not violate Rule 14a-2(b)(3) because "the remuneration received by advisors in the Competition would be paid only by persons receiving the advice, since the Company and all its shareowners would receive the advice." Again, that is simply not the case. The Company does not have or need a proxy advisor to advise the Company on how to vote on its own proposals. That is a relationship relevant only to shareholders. Moreover, contrary to the Proponent's assertions, it would be the Company, and not shareholders, paying for the advice. Consequently, the arguments articulated in the Original Submission concerning Rule 14a-2(b)(3) remain.

The Company, therefore, stands on its Original Submission. Accordingly, the Company continues to believe that the Proposal may be excluded from its 2014 Proxy Materials pursuant to Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(8)(v).

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Caterpillar's 2014 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (309) 494-6632.

Very truly yours,



Christopher M. Reitz

Cc: Myra K. Young

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

February 4, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email address: shareholderproposals@sec.gov

Re: Shareowner Proposal of Myra K. Young to Caterpillar Inc.

Dear Sir/Madam:

I am writing in response to the January 28, 2014 letter (the "Caterpillar Letter") submitted to the Commission by Mr. Christopher M. Reitz on behalf of Caterpillar Inc. ("Caterpillar" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2014 annual meeting, a shareowner proposal (the "Proposal") submitted to Caterpillar by me, Myra K. Young. The Proposal requests the Caterpillar Board to hold a competition (the "Competition") for giving advice on the voting items in the 2015 Caterpillar proxy.

The Caterpillar Letter cites Rules 14a-8(i)(3) ('violation of proxy rules'), 14a-8(i)(7) ('ordinary business') and 14a-8(i)(8) ('relates to director elections') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(3) – 'violation of proxy rules'

a. Rule 14a-4:

As the Caterpillar Letter points out, the Proposal is different from the otherwise similar proposal in *Costco Wholesale Corporation* (Nov. 20, 2012), which called for only a single check-box for each candidate. Rather, the Proposal suggests that the Board could put "check-boxes for approval, disapproval and abstention for each entry," thus fulfilling SEC proxy rule 14a-4.

The Caterpillar Letter erroneously assumes that the Competition is to decide "who should be the Company's proxy advisor in the coming year." But in fact the Competition would give awards to several competitors (the proposal contemplates four such awards), and would not designate any of them as the "Company's proxy advisor," which could imply endorsement.

Caterpillar appears confused with regard to Rule 14a-4(b)(1), which they say "contemplates that multiple choices are permitted *only* in two instances: 'elections to office and votes to determine the frequency of shareholder votes cast on executive compensation.'" (Emphasis added.)

However, the rule actually reads as follows: "Means shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon, *other than* elections to office and votes to determine the frequency of shareholder votes on executive compensation pursuant to § 240.14a-21(b) of this chapter." (Emphasis added.) My proposal fits the "other than" category.

The Caterpillar Letter compares the Proposal's Competition vote with "frequency" votes which choose 1, 2, or 3 years, or abstain. This comparison is flawed. For example, if frequency 2 years is chosen, then frequency 3 years is not chosen. They are mutually exclusive. In the Competition, however, any four competitors could receive awards, or none, or any combination could receive an award. Thus the Competition could be decided by means of the form of proxy required by Rule 14a-4, with its required check-boxes for approval, disapproval and abstention.

b. Rule 14a-2:

As the Caterpillar Letter mentions, proxy rule 14a-2(b)(3) provides exceptions to certain information and filing requirements if, among other things, the "advisor receives no special commission or remuneration for furnishing the proxy voting advice from any person other than a recipient of the advice and other persons who receive similar advice..." However, the remuneration received by advisors in the Competition would be paid only by persons receiving the advice, since the Company and all its shareowners would receive the advice. Therefore, this condition in rule 14a-2(b)(3) would be satisfied.

The Caterpillar Letter points out that a proxy advisor in the Competition might violate proxy rules. That is of course possible, just as in the existing system of proxy advisors hired by investors, a proxy advisor might violate proxy rules. That is why the SEC has procedures for enforcing proxy rules. It does not imply that hiring a proxy advisor is prohibited, whether in a shareowner proposal or not. Thus the Proposal is not contrary to Rule 14a-2, and does not violate Rule 14a-8(i)(3).

Rule 14a-8(i)(7) -- 'ordinary business'

The three features of the Competition that the Proposal requests do not constitute detailed micro-managing, do not relate to Caterpillar's ordinary business, and are not mandated. The suggested upper limit of $50,000 is easy for shareowners to understand, and provides plenty of latitude for the Board to decide the award pool. Shareowners can also easily understand that to keep the proxy advisors independent of the Board is an important governance feature of the proposed Competition. These two conditions serve to maintain that independence: determining Competition winners by shareowner vote on the Caterpillar 2015 proxy, and not letting management screen the entries (thus using an entry fee for that instead).

Commission staff have consistently affirmed that shareowners can vote to decide some governance matters, especially where the Board may have interests diverging from shareowner interests. Examples are deciding whether to have a classified board or to separate the roles of CEO and Board Chair. Choosing which proxy advisors have provided the most useful information to Caterpillar shareholders is not a task "so fundamental to management's ability to run a company on a day-to-day basis that (it) they could not, as a practical matter, be subject to direct shareholder oversight." In fact, it is not part of Caterpillar's ordinary business at all and deeming it as such would imply Caterpillar is currently in the business of paying proxy advisors for the information they provide to shareholders.

Other features of the Competition, which the proposal gives as examples of what the Board might choose, are not being requested in the Proposal, but are illustrations to aid shareowner understanding. The three features requested by the Proposal are within the scope of matters appropriate for shareowners to decide and do not constitute micro-managing, so the Proposal does not violate Rule 14a-8(i)(7).

<u>Rule 14a-8(i)(8) – 'relates to director elections'</u>

As the Caterpillar Letter correctly states, Rule 14a-8(i)(8) as amended in 2010 provides for excluding a shareowner proposal if it "[o]therwise could affect the outcome of *the* upcoming election of directors." (Emphasis added.) Caterpillar's upcoming election of directors will be in 2014, conducted via Caterpillar's 2014 proxy. The Proposal would not pay for proxy voting advice regarding Caterpillar's 2014 proxy, so it would not affect the outcome of *the* upcoming election of directors. Thus the Proposal cannot be excluded on the basis of Rule 14a-8(i)(8)(v).

Even in Caterpillar's subsequent election of directors in 2015 (an election which Rule 14a-8(i)(8) does not mention), the Proposal would not change the process of the election. It is merely another way of paying for proxy advice, a practice that is already pervasive in the proxy voting system. By Caterpillar's line of reasoning, the SEC would grant no-action letters to any proposal to declassify a board or to seek a majority vote requirement for director elections, since such proposals "could affect the outcome" of *a* "upcoming election of directors." (Emphasis added.) However, the rule uses the word "the" not the word "a" and does so with good reason. See *Cisco Systems, Inc.* (June 26, 2013).

<u>Conclusion</u>

Based on the foregoing, I respectfully request that the Commission staff not concur with the views expressed in the Caterpillar Letter regarding exclusion of the Proposal from the Caterpillar proxy statement. Please feel free to contact me at *** FISMA & OMB Memorandum M-07-16 *** with any questions, and direct responses to me via email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Myra K. Young

cc: Caterpillar Inc. via email: reitz_christopher_m@cat.com and to my husband James McRitchie via email *** FISMA & OMB Memorandum M-07-16 ***



Caterpillar Inc.
Corporate Secretary
100 NE Adams Street
AB Building
Peoria, IL 61629-6490
309-494-6632 – phone
309-494-1467 – fax
reitz_christopher_m@cat.com

1934 Act/Rule 14a-8

January 28, 2014

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Caterpillar Inc. – Stockholder Proposal submitted by Myra K. Young

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Caterpillar's intention to exclude from its proxy materials for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting" and such materials the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from Myra K. Young (the "Proponent"). Caterpillar intends to file the 2014 Proxy Materials on or about April 21, 2014. Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

Caterpillar hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Caterpillar excludes the Proposal from the 2014 Proxy Materials for the reasons set forth below.

THE PROPOSAL

After several "whereas" clauses, the Proposal includes the following resolution:

"THEREFORE BE IT RESOLVED that Caterpillar, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Caterpillar 2015 annual shareowners meeting, with these features:

- The competition would offer multiple cash prizes totaling no more than $50,000.

- Winners would be determined by shareowner vote on the Caterpillar 2015 proxy.

- To insulate advisor selection from influence by Caterpillar's management, any person or organization could enter by paying an entry fee.

For example, the Board could choose competition rules such as:

- The competition could be announced and open for entries six months after the Caterpillar 2014 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Caterpillar website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Caterpillar begins to print and send its 2015 proxy materials.

- The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.

- The Caterpillar Board could include this voting item in that proxy: 'Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Caterpillar shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Caterpillar shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)' Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.

- It could be expected that each proxy advisor would publish advice on its website regarding the Caterpillar 2015 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.

- The decision to hold such a competition in subsequent years could be left open."

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A.

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because, if Implemented, It Would Violate the Commission's Proxy Rules.

Rule 14a-8(i)(3) allows a proposal to be excluded "(i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal violates the Commission's proxy rules in several respects, as set forth in further detail below.

a. Implementation of the Proposal Would Violate Rule 14a-4.

The Proposal violates Rule 14a-4, which sets forth certain requirements with respect to proxies. More specifically, Rule 14a-4(b)(1) states that "[m]eans shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between *approval or disapproval of, or abstention* with respect to, each separate matter referred to therein as intended to be acted upon, other than elections to office and votes to determine the frequency of shareholder votes on executive compensation." (Emphasis added.) The Proposal, if adopted, would require the Company to include a matter in the 2014 Proxy Materials that would not be subject to a "a choice between approval or disapproval of, or abstention." Rather, the very nature of a the Proposal calls for a slate of candidates to determine who would win the "competition" for providing proxy advice, such that any voting on the matter would be more akin to elections to offices, which is contrary to the plain language of Rule 14a-4(b)(1).

This very issue has already been considered by the Staff in reviewing a substantially similar shareholder proposal submitted to another company by the Proponent, and the Staff concurred in that instance that the company could "exclude the... proposal under rule 14a-8(i)(3), as contrary to rule 14a-4(b)(1)." *See Costco Wholesale Corporation* (Nov. 20, 2012) ("*Costco*"). In *Costco*, just as in the present case, the Proponent submitted a proposal that provided for a competition to determine the company's proxy advisor, including multiple cash prizes offered to the winners with the winners determined by a shareholder vote through the proxy materials. Costco argued that the proposal violated Rule 14a-4(b)(1) because it expressly required each contestant's name to have a check-box next to it and allowed shareholders to vote for multiple candidates rather than providing shareholders "a choice between approval or disapproval of, or abstention" with respect to such matters.

The Proposal suffers from the same dispositive flaw. Although the Proponent has revised the Proposal from the version submitted to Costco, now framing several features of the contest as precatory rather mandatory, the nature of the contest called for in the Proposal necessitates that shareholders be given multiple options to choose from rather than a choice between approval, disapproval or abstention. In *Costco*, a representative of the Proponent argued that the proposal would not be contrary to Rule 14a-4(b)(l) because shareholders could "specify by boxes a choice between approval or disapproval of or abstention with respect to" awarding a prize to any entrant in the competition. In other words, checking the box next to a contestant's name would indicate approval, and leaving it blank would indicate disapproval. Here, the Proponent expressly suggests that "the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on." Nevertheless, even if the Company were to include check-boxes for approval, disapproval and abstention next to each contestant's name, the competition would still require that multiple choices (i.e., contestants) be included in the voting on a single matter, namely, who should be the Company's proxy advisor in the coming year. Functionally, this is precisely the type of voting that occurs in director elections, and therefore the revisions to the Proposal do not address the underlying concerns of Rule 14a-4. Rule 14a-4(b)(1) contemplates that multiple choices are permitted only in two instances: "elections to office and votes to determine the frequency of shareholder votes on executive compensation." Consequently, no matter how the Company attempts to reform the features of the contest contained in the Proposal, the proxy materials would nevertheless violate Rule 14a-4(b)(1) because they would not provide a single choice for approval, disapproval or abstention with respect to the matter to be acted upon.

Furthermore, in its release adopting the amendments to Rule 14a-4 to permit votes to determine the frequency of shareholder votes on executive compensation, the Commission stated, "Under existing Rule 14a-4, the form of proxy is required to provide means whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter to be acted upon, other than elections to office. Absent amendment, Rule 14a-4 would not permit proxy cards to reflect the choice of 1, 2, or 3 years, or abstain."[1] In attempting to implement "frequency" votes prior to the amendments to Rule 14a-4, companies conceivably could have provided a line for each choice (one, two or three years) and then three check-boxes next to each to indicate approval, disapproval or abstention. But the Staff was very clear that absent the amendments to Rule 14a-4 providing for an exception in the case of "frequency" votes, that would not have been sufficient. Similarly, Rule 14a-4 currently does not contain any exception that would permit implementation of the Proposal.

b. Implementation of the Proposal Would Violate Rule 14a-2.

The Proposal also violates Rule l4a-2, which sets forth certain requirements with respect to solicitations of a proxy. In the context of a competition involving those who would give public advice on the voting items in the Company's proxy materials, the Commission has made it clear that "[a]s a general matter, the furnishing of proxy voting advice constitutes a 'solicitation' subject to the information and filing requirements in the proxy rules."[2] Specifically, under Rule 14a-2, Sections 240.14a-3 to 240.14a-15 apply to every solicitation of a proxy except as otherwise specified in Rule 14a-2. Rule 14a-2(b)(3) of the proxy rules provides exceptions to the

[1] SEC Release No. 3463768 (Jan. 25, 2011).
[2] Concept Release on the U.S. Proxy System, SEC Release Nos. 34-62495 (July 14, 2010).

application of these rules if, among other things, the advisor "receives no special commission or remuneration for furnishing the proxy voting advice from any person other than a recipient of the advice and other persons who receive similar advice…." The contours of the Proposal, however, expressly provide for special remuneration to the winners of the competition. Consequently, the exception would not apply to any contestant in the proposed competition, and the winner would be subject to the "information and filing requirements in the proxy rules," including those set forth in Rule 14a-2.

The Proposal mandates that "any person or organization could enter [the competition] by paying an entry fee." If any person or organization could enter the competition merely by paying an entry fee, the Company and its board would have no way of vetting any of the contestants to ensure that they are in compliance with the proxy rules. The risks are numerous. For example, proxy advisors paid by the Company would have to file their materials with the Commission and accept liability under Rule 14a-9. They could not simply post materials on their website, as the Proposal suggests. The fact that the Company would be paying these advisors based on a vote of the shareholders raises the specter that these advisors could be viewed as the Company's agents and, therefore, that any acts of non-compliance could be attributed to the Company. This potential agency relationship would be established before the Company even has the opportunity to attempt to ensure that the proxy advisors are in compliance with the proxy rules because the Proposal prevents the Company from ensuring that only potential advisors who are in compliance with the proxy rules may enter the contest. It is impossible under the Proposal, then, to ensure that Rule 14a-2 is not violated, and as such exclusion is warranted under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations By Attempting To Micro Manage The Company.

Caterpillar may also exclude the Proposal from the proxy materials for the 2014 Annual Meeting pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters that relate to the ordinary business operations of the Company. Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting,"[3] and two considerations underlie this exclusion. The first relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[4] The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[5]

---

[3] Release No. 34-40018 (May 21, 1998) (the "1998 Release").
[4] *Id.*
[5] *Id.*

In seeking the implementation of a process whereby a proxy advisor would be selected by shareholders through a competition, the Proposal requires the Company's board of directors to adhere to highly specified requirements to advance this process. The Proposal does not merely require the Company's board of directors to broaden the market of potential proxy advisors considered by management. Rather, it necessitates that the process take place in the form of a contest offering cash prizes. It establishes an entry fee for contestants. It requires that the winning contestants be given cash prizes and further requires that those cash prizes not exceed $50,000 in the aggregate. It calls for the contest to take place in the context of the proxy materials for the annual meeting of shareholders. And it mandates that any person or organization may enter, subject to paying the entry fee. Moreover, the Proposal dictates not only the overall method by which proxy advisors will be evaluated through a "competition," but it also provides a number of precise details on how the Proponent envisions and suggests the Proposal should be further implemented, including:

- The timing of the announcement of the competition and the manner in which entrants into the competition are publicly announced;
- The number and sizes of each prize and the amount of the entry fee; and
- The nature of the communications Caterpillar might provide to its stockholders to instruct them about voting on the proxy advisor and the content of the proxy materials related to the proxy advisor contest.

The Proposal thus seeks to "micro-manage" matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. Indeed, the Proposal embodies the type of detail that the Commission has stated raises concerns over micro management, a proposal that "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."[6] The Proposal demonstrates the basis for the Commission's determination that such proposals are not proper under Rule 14a-8(i)(7), as the level of detail specified in the Proposal raises a host of issues that shareholders are not well positioned to address through a vote to approve, disapprove or abstain on the Proposal. For example, the Proposal is based on the premise that shareholders "could benefit from greater competition in the market for proxy voting advice." However, the Proposal offers no support for the proposition that "professional" and legitimate proxy advisors would be interested in paying $2,000 to participate in a competition, nor that the specific cash prizes specified in the Proposal ($20,000, $15,000, $10,000, and $5,000, respectively) would be sufficient to induce such advisors to freely publish advice that they currently sell through subscription. If a competition such as the competition prescribed by the Proposal were to take place, it would be the province of management, and not of shareholders placing a single up-or-down vote on the Proposal, to determine the specific mechanics of the competition, such as the amount of Company funds to award to the winners and the cap on any such amounts.

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[6] *Id.*

The Staff has consistently concurred that shareholder proposals that attempt to micro-manage a company by providing specific details dictating procedures are excludable under Rule 14a-8(i)(7). In this respect, the Proposal is comparable to the proposal that was considered in *General Electric Co.* (Jan. 25, 2012, *recon. denied* Apr. 16, 2012), which recommended that the company's board of directors adopt a highly specific procedure for evaluating director performance. The Staff concurred with the company's argument that such specificity in the proposal amounted to micro-managing the company, and thus that the proposal could be excluded under Rule 14a-8(i)(7). *See also Duke Energy Carolinas, LLC* (Feb. 16, 2001) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) which recommended to the company's board of directors that they take steps to reduce nitrogen oxide emissions from the company' s coal-fired power plants by 80% and to limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by a certain year); *Ford Motor Co.* (Mar. 2, 2004) (concurring with the exclusion of a proposal requesting that the company publish a report about global warming/cooling, where the report was required to include details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits).

Although the Proponent has revised the Proposal from prior iterations to provide that certain of the features of the contest be suggestions rather than requirements, the Proposal nevertheless contains precisely the types of intricate detail that led the Staff to concur with the exclusion of the proposals discussed above. As noted, the Proposal mandates cash prizes and a specific aggregate cash prize cap. It requires the contest to take place through a shareholder vote in the Company's proxy materials, and it mandates that contestants merely have to pay the entry fee to be eligible. These highly specific requirements for the proposed contest, along with the numerous and very detailed "suggested" features of the Proposal, amount to an attempt to micro-manage the Company similar to the proposals discussed above. Consistent with the 1998 Release and Staff precedent, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as a matter of the Company's ordinary business operations because it attempts to micro-manage the Company.

III. The Proposal May be Excluded Under Rule 14a-8(i)(8)(v) Because The Proposal Could Affect the Outcome Of The Election Of The Company's Directors.

Rule 14a-8(i)(8) permits the exclusion of shareholder proposals that "(i) [w]ould disqualify a nominee who is standing for election; (ii) [w]ould remove a director from office before his or her term expired; (iii) [q]uestions the competence, business judgment, or character of one or more nominees or directors; ... or (v) [o]therwise could affect the outcome of the upcoming election of directors." The purpose of the exclusion is to ensure that the shareholder proposal process is not used to circumvent more elaborate rules governing election contests. As the Commission has stated, "the principal purpose of this grounds for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules ... are applicable thereto."[7]

The Proposal is clearly an effort to influence upcoming elections of directors. The Proposal's supporting statement explicitly seeks to assist shareholders who "lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations," thus suggesting that the intent is to select proxy advisors that may encourage votes in opposition to the director candidates nominated by management. Furthermore, the Proposal cites a website address for an article that states in its opening paragraphs that implementing an arrangement such as that advocated in the Proposal would affect "voting influence on director elections." It is this type of effort to influence upcoming directors elections through the Rule 14a-8 shareholder proposal process that provides the basis for Rule 14a-8(i)(8). The fundamental policy behind Rule 14a-8(i)(8), as articulated by the Commission in the 1976 Release, "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns... since other proxy rules... are applicable thereto." The Commission reaffirmed this rationale in Exchange Act Release 34-62764 (August 25, 2010) (the "2010 Release"), stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if, among other things, the proposal otherwise could affect the outcome of the upcoming election of directors. The Commission in amending Rule 14a-8(i)(8) to its current form also stated in the 2010 Release that its intent was to cause private ordering proxy access proposals not to be excludable, but "the amendments do not change the manner in which Rule 14a-8(i)(8) has been, and will continue to be, interpreted by the staff with respect to other types of proposals."

In fact, the Staff has previously concurred in the exclusion of a shareholder proposal that is comparable to the Proposal. *See Equus II Inc.* (Feb. 24, 2000) ("*Equus II 2000*") (concurring in the exclusion of a proposal calling on the company to hire a proxy advisory firm to be chosen by shareholder vote). In *Equus II 2000*, the company argued, among other things, that the proposal "appears to contemplate that the nominees for director at future shareholder meetings, whether contested or uncontested, would be evaluated by the proxy advisory firm, which would provide some recommendation as to an individual director's suitability." *Compare with Equus II Inc.* (Mar. 6, 2001) ("*Equus II 2001*") (where the proposal to employ a proxy advisor to make voting recommendations to the company's shareholders stated that "[t]he winning advisor ... would make advice freely available to all Company shareowners for the subsequent year on all matters put to shareowner vote, except director elections (excluded to satisfy SEC rule 14a-8(i)(8))."). Like the proposal in *Equus II 2000*, the Proposal contemplates that the future director nominees, whether contested or uncontested, would be evaluated by the proxy advisory entrants to the proxy advisor contest. The goal of the Proposal is for proxy advisory firms to give public advice on the voting items in the proxy materials for the Company's 2015 annual meeting of shareholders. Nothing in the Proposal excludes the annual election of directors from the agenda items that the advisory firms would address. Unlike the proposal in *Equus II 2001*, the Proposal does not specify that the proxy advisors would not provide advice on director elections. As a result, the Proposal could affect the outcome of director elections. Accordingly, the Company

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[7] Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release").

believes the Proposal may be excluded pursuant to Rule 14a-8(i)(8)(v) because it could affect the outcome of the election of the Company's directors .

CONCLUSION

Based on the foregoing, Caterpillar respectfully requests your concurrence that the Proposal may be omitted from its 2014 Proxy Materials pursuant to Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(8)(v). If you have any questions regarding this request or desire additional information, please contact me at (309) 494-6632.

Very truly yours,



Christopher M. Reitz

Attachments

Cc: Myra K. Young

EXHIBIT A

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2013

Caterpillar Inc.
c/o Corporate Secretary
100 NE Adams Street, Peoria, Illinois 61629
Via E-Mail address: CATshareservices@cat.com

Re: Rule 14a-8 shareowner proposal attached

Dear Sir/Madam:

I hereby submit my attached Rule 14a-8 proposal and proof of ownership, in order to support the long-term performance of our company.

My proposal is for the next annual shareowner meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied title and layout, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Myra K. Young

12/15/2013

Date

PROXY ADVISOR COMPETITION

WHEREAS:

- Some shareowners hire proxy advisors to help them vote in their clients' best interests, but most do not;
- Many shareowners lack time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;
- Shareowners could benefit from greater competition in the market for proxy voting advice;
- Existing business models for proxy advisors may have conflicts of interest, such as in providing voting advice on this proposal;

THEREFORE BE IT RESOLVED that Caterpillar, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Caterpillar 2015 annual shareowners meeting, with these features:

- The competition would offer multiple cash prizes totalling no more than $50,000.

- Winners would be determined by shareowner vote on the Caterpillar 2015 proxy.

- To insulate advisor selection from influence by Caterpillar's management, any person or organization could enter by paying an entry fee.

For example, the Board could choose competition rules such as:

- The competition could be announced and open for entries six months after the Caterpillar 2014 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Caterpillar website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Caterpillar begins to print and send its 2015 proxy materials.

- The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.

- The Caterpillar Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Caterpillar shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Caterpillar shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.

- It could be expected that each proxy advisor would publish advice on its website regarding the Caterpillar 2015 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.

- The decision to hold such a competition in subsequent years could be left open.

(Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at http://votermedia.org/publications.)

[end of shareowner proposal]

NOTES:

This proposal conforms with SEC Staff Legal Bulletin No. 14B (CF), September 15, 2004. Accordingly, it would not be appropriate for our company to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavourable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Any such objections should be addressed in our company's statement of opposition.